Exhibit 99.1

Yucheng Technologies Launches e-banking Service Platform in Partnership with China Financial Certification Authority

BEIJING, March 13, 2008 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today announced that it has signed a partnership agreement with China Financial Certification Authority (“CFCA”), China’s regulatory agency for secured online transactions, to jointly launch an e-banking Application Service Provider (“ASP”) platform to serve city commercial banks and city/rural credit unions in China.

Under the agreement, Yucheng will deploy the necessary hardware and its e-banking solutions under an ASP model, which will allow subscribing banks to leverage shared processing infrastructure to enable processing of online banking transactions, thereby expanding the range of services offered to their end customers. CFCA will host and maintain the e-banking platform to ensure the highest level of transaction security and service availability. In exchange of the services, clients are expected to pay a fixed annual fee for hosting and maintenance, as well as to share with Yucheng and CFCA revenues generated through transactions on the ASP platform. As part of the agreement, Yucheng will also provide customization to the ASP platform per request of the clients, and is expected to receive fees in relation to such customization.

The platform will allow banks to avoid costly dedicated infrastructure, as well as provide them with best-in-class applications, support and maintenance, together with the highest standard for transaction security in China today. With the mission-critical nature of this function, subscribing banks will save on the recurring cost of qualified maintenance staff and system redundancy. With this platform, city commercial banks and city/rural credit unions can avoid necessary up-front capital expenditures and quickly acquire the capabilities for online accessibility for their customers, rather than risk losing them to the larger banks who have dedicated in-house online banking platforms.

As of the end of 2006, China’s banking industry consisted of 5 national commercial banks, 12 joint-stock commercial banks, 115 city commercial banks and more than 19,000 city/rural credit unions and other financial institutions. As of today, very few of the 19,000 smaller banking institutions in China provide e-banking services to their end-customers.

Mr. Weidong Hong, the CEO of Yucheng stated, “We are excited to introduce our e-banking ASP platform and our partnership with CFCA. As a commitment to better serve the city commercial banks and city/rural credit unions in China, we are now offering our market-leading e-banking solutions on an ASP platform to significantly reduce the total cost of ownership to our target clients. Our services will help to level the competitive playing field by making online banking services available to more banks in China. Yucheng will benefit from the associated recurring hosting fees and shared revenue from transactions from providing the ASP services. This is a win-win for Yucheng and the banking industry. The ASP platform is expected to be live in one to two months with its first banking customer.”

Mr. Hong further remarked, “CFCA is China’s national authority for e-commerce certificate authentication, and has been the driving force behind the adoption of e-banking since its inception. Our partnership with CFCA is a strong endorsement of our leadership position in e- banking solutions and our deep understanding of the banks’ requirements. Given its status within the banking community, CFCA will be very influential in speeding up the adoption of e-banking platforms by small- and mid-sized banks in China.”

About CFCA

China Financial Certification Authority (CFCA), a joint venture of 13 leading commercial banks under the direct leadership of the People's Bank of China, is the nation’s authority for security certification commissioned by People’s Bank of China and China Information Technology Security Institution. CFCA offers its services to the entire financial industry ranging from commercial banks, stock brokerages, government agencies, private enterprises and e-commerce websites. CFCA operates its service platform and technical support hotline 24 hours a day, maintaining a very high level of service stability and availability.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,700 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in eleven cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) channel-related IT solutions, such as web banking and call centers, 2) business-related processing solutions, such as core banking systems, foreign exchange and treasury management, and 3) management-related IT solutions, such as risk analytics and business intelligence. It is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1 646 383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: +86 10 6442-0533
Email: investors@yuchengtech.com